February 28, 2012
Jessica Reece
(617) 235-4636
jessica.reece@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 148
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 148 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 22, 2011 in connection with the registration of Class P shares of Allianz RCM Mid-Cap Fund, a series of the Trust (the “Fund”). We received your oral comments regarding the Amendment via telephone on February 7, 2012. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 150 to the Trust’s Registration Statement (“PEA 150”), which was filed on February 17, 2012 pursuant to Rule 485(b) under the Securities Act.
General
1.	Comment: Please obtain and include the consent of the Trust’s auditor in the amendment filed pursuant to Rule 485(b) under the Securities Act.

Response: The Trust has included its auditor’s consent in PEA 150 as an exhibit.

2.	Comment: Please describe how derivatives are included or counted toward the Fund’s 80% test.

Response: The Trust values the Fund’s options toward the Fund’s 80% test by including the absolute value of an option premium in the numerator and subtracting the option premium from the net asset value in the denominator. The Trust notes that the premium value of an option is equivalent to the option’s market value.

3.	Comment: Please confirm that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”), specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. Further, please tailor the principal risk disclosure of the Fund accordingly.

Response: In response to the Comment and the Staff’s observations in the July Letter, the Trust confirms that it has considered the derivatives-related disclosure with respect to the Fund. The Fund’s principal investment strategies identify specific types of derivative instruments in which the Fund is generally expected to invest and the anticipated extent and purposes of such investments.

Discussion of the specific risks relating to the individual types of derivatives that the Fund expects to use is included in the statutory prospectus under “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives.” The Trust believes that the disclosure in these sections adequately addresses the Staff’s concerns as set forth in the July Letter.

4.	Comment: Please revise the sentence in the section titled “Tax Information” within the Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).
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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
/s/ Jessica Reece
Jessica Reece, Esq.

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Debra Rubano, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Maureen Meredith, Esq.